

Robert (Bobby) Johnson (Me) · 3rd

 Yocal

Startup Growth Guru | Zealous Small Business Advocate | Recovering Corporate Sales Exec

Sarasota, Florida, United States · Contact info

500+ connections

Experience



Co-Founder and Chief Evangelist
Yocal · Self-employed
Jun 2020 – Present · 1 yr 7 mos
Greater Chicago Area

Marketing platform with the power to tip the scales back in favor of the "little guys". Bringing character, vibrancy, and uniqueness back to communities across America.



Chief Sales Officer
Towny
Jan 2017 – Feb 2020 · 3 yrs 2 mos
Austin, Texas

Tech Startup focused on providing technology to help local businesses partner with community banks to drive more awareness, attract new customers and build loyalty. I was responsible for all sales functions and revenue generation. In 2 short years, we grew the business from 1 market and $0 of revenue to over 7 markets and ~100k MRR.



Senior Vice President of Sales
Kasasa · Full-time
Dec 2008 – Apr 2016 · 7 yrs 5 mos
Austin, Texas, United States

Start-up brand in 2009. It's a nationally branded line of checking accounts utilized by community banks and credit unions across the US. We developed the brand and took it from 0 bank locations to over 620 branches nationwide making it the 5th largest branch network in the nation. Hired, trained, and developed 22 salespeople that increased company r ...see more



Regional Vice President-Midwest Region
Euler Hermes
Dec 2007 – Dec 2008 · 1 yr 1 mo
Greater Chicago Area

Responsible for managing the new insurance revenue generation of 19 agents throughout 16 states in the Midwest Region. Grew the region by 142% to become the highest performing region in 6 months.
Euler Hermes, a subsidiary of Allianz, is the world's largest trade credit insurance p ...see more



V.P. of Sales-Central Region
Jack Henry Banking
Jan 1999 – Dec 2007 · 9 yrs
Central US

Managed team of 10-12 Sales reps throughout the central US. Responsible for all sales goals, expense management and revenue protection.
Presidents and Performers Club Qualifier 1999, 2000, 2001, 2002, 2003, 2004, 2005, 2006

Show 2 more experiences ⌄

Education



Northern Illinois University
Economics and Corporate Communications



Northeastern Illinois University
Economics and Corporate Communications

Debate Team Captain

Volunteer experience



Ministry Director
Royal Family KIDS Camps
2003 – 2015 · 12 yrs
Children

We help abused and neglected kids in the local foster care system by providing them with unconditional love and hope in the safety of our annual camps.
We also provide mentoring for high school kids that have come through our camps and are looking for adult guidance through their high school years.